UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2 )*


                               Physiometrix, Inc.
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                                (Name of Issuer)

                          Common Stock, $.001 par value
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                         (Title of Class of Securities)

                                    718928104
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                                 (CUSIP Number)


                                December 31, 1999
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             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                   [ ] Rule 13d-1(b)
                   [ ] Rule 13d-1(c)
                   [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ITEM 1(A).    NAME OF ISSUER:  Physiometrix, Inc.

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: Five Billerica Park, 101 Billerica Avenue, North Billerica, MA 01862.

ITEM 2(A). NAMES OF PERSONS FILING: Chemicals and Materials Enterprise Associates, Limited Partnership ("CMEA"), NEA Chemicals and Materials Partners, Limited Partnership ("CMEA Partners"), which is a general partner of CMEA, and Cornelius C. Bond, Jr. ("Bond"), Nancy L. Dorman ("Dorman"), C. Richard Kramlich ("Kramlich"), Arthur J. Marks ("Marks"), Thomas C. McConnell ("McConnell") and Charles W. Newhall III ("Newhall") (the "General Partners"), and Thomas R. Baruch ("Baruch") and Donald L. Murfin ("Murfin"). The General Partners are individual general partners of CMEA Partners. Baruch and Murfin are individual general partners of CMEA. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: The address of the principal business office of CMEA Partners, Dorman, Marks, Murfin and Newhall is New Enterprise Associates, 1119 St. Paul Street, Baltimore, Maryland 21202. The address of the principal business office of Bond, Kramlich and McConnell is New Enterprise Associates, 2490 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of CMEA and Baruch is 235 Montgomery Street, Suite 920, San Francisco, CA 94104.

ITEM 4.       OWNERSHIP.

              (a) Amount Beneficially Owned: CMEA is the record owner of 631,190 shares of Common Stock as of December 31, 1999 (the "CMEA Shares"). As a general partner of CMEA, CMEA Partners may be deemed to own beneficially the CMEA Shares. Murfin is the record owner of 1,000 shares. As a general partner of CMEA, Murfin may be deemed to own beneficially the CMEA Shares and the 1,000 shares for a total of 632,190 shares. As individual general partners of CMEA Partners, which is a general partner of CMEA, Bond, Dorman, Kramlich, Marks, McConnell and Newhall may be deemed to own beneficially the CMEA Shares. Baruch is the record owner of options to purchase 30,200 shares (the "Option Shares"), which options will be exercisable within 60 days of December 31, 1999, as well as the record owner of 10,000 shares. As a general partner of CMEA, Baruch may be deemed to own beneficially the CMEA Shares, the Option Shares and the 10,000 shares for a total of 671,390 shares.

              (b)    Percent of Class: Each Reporting Person except Baruch:
                     10.9%. Baruch: 11.6%. The foregoing percentages are calculated based on the 5,787,041 shares of Common Stock reported to be outstanding as of September 30, 1999, as adjusted pursuant to Rule 13d-3(d)(1).

              (c)    Number of shares as to which such person has:

                   (i) sole power to vote or to direct the vote: 0 shares for each Reporting Person other than Baruch and Murfin. 40,200 shares for Baruch and 1,000 shares for Murfin.

                  (ii) shared power to vote or to direct the vote: 631,190 shares for each Reporting Person except for Baruch and Murfin. 671,390 shares for Baruch. 632,190 shares for Murfin.

                 (iii) sole power to dispose or to direct the disposition of: 0 shares for each Reporting Person other than Baruch and Murfin. 40,200 shares for Baruch and 1,000 shares for Murfin.

                  (iv)  shared power to dispose or to direct the disposition of:
                        631,190 shares for each Reporting Person except for Baruch and Murfin. 671,390 shares for Baruch. 632,190 shares for Murfin.

              Each Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock of Physiometrix, Inc., except for the shares, if any, that such Reporting Person owns of record.


ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
              Not applicable.


ALL OTHER ITEMS REPORTED ON THE SCHEDULE 13G DATED AS OF FEBRUARY 16, 1999 AND FILED ON BEHALF OF THE REPORTING PERSONS WITH RESPECT TO THE COMMON STOCK OF PHYSIOMETRIX, INC. REMAIN UNCHANGED.

                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:         January 25, 2000


CHEMICALS AND MATERIALS ENTERPRISE ASSOCIATES, LIMITED PARTNERSHIP

By:     NEA Chemicals and Materials Partners, Limited Partnership

         By:        *
            ---------------------------
             Charles W. Newhall III
             General Partner

NEA CHEMICALS AND MATERIALS PARTNERS, LIMITED PARTNERSHIP

By:         *
    ---------------------------
     Charles W. Newhall III
     General Partner


         *
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Thomas R. Baruch


         *
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Cornelius C. Bond, Jr.


         *
-------------------------------
C. Richard Kramlich


         *
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Arthur J. Marks


         *
-------------------------------
Thomas C. McConnell


         *
-------------------------------
Donald L. Murfin

         *
-------------------------------
Charles W. Newhall III



                                       By: /s/ Nancy L. Dorman
                                           ----------------------------------
                                           Nancy L. Dorman, in her individual
                                           capacity and as Attorney-in-Fact

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*This Schedule 13G was executed by Nancy L. Dorman pursuant to a Power of
  Attorney filed with the Securities and Exchange Commission on February 13, 1992 in connection with a Schedule 13G for Advanced Interventional Systems Inc., which Power of Attorney is incorporated herein by reference and is attached hereto as Exhibit 1.